Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, TX 77002
Tel: (713) 375-5000
Fax: (713) 375-6000

January 20, 2017

VIA EDGAR AND HAND DELIVERY

Mr. William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cheniere Energy, Inc.
Cheniere Energy Partners LP Holdings, LLC
Cheniere Energy Partners, L.P.
Sabine Pass Liquefaction, LLC
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed February 19, 2016 and November 3, 2016
Forms 8-K filed January 15, 2016 and February 24, 2016
File Nos. 1-16383, 1-36234, 1-33366, and 333-192373

Dear Mr. Thompson:

Set forth below are the responses of Cheniere Energy, Inc., a Delaware corporation (the “Company”, “we” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 18, 2017, with respect to Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 19, 2016 (the “10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2016 filed November 3, 2016 (the “10-Q”). For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 10-K or 10-Q.
Form 10-K for Fiscal year Ended December 31, 2015
Cheniere Energy, Inc.
Summary of Critical Accounting Estimates
Goodwill, page 56

1.
We read your response to comment 1. In future filings please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test or state that fair value substantially exceeds carrying value.

Response: In future filings, the Company will disclose in its summary of critical accounting estimates either the percentage by which the estimated fair value of the Company’s LNG terminal reporting unit exceeded its carrying value as of the most recent fair value calculation date or that the fair value of the Company’s LNG terminal reporting unit substantially exceeds its carrying value as applicable.

Consolidated Statements of Cash Flows, page 68

2.
We read your response to comment 3. Please reconcile for us the difference in share-based compensation recorded in the consolidated statements of stockholders’ equity and amounts disclosed in the statement of cash flows for fiscal year 2015 and the 9 months ended September 30, 2016. We note the amounts of compensation capitalized for respective periods. In this regard please explain the difference between total share-based compensation disclosed in the notes to your financial statements and amounts recorded in the consolidated statements of stockholders’ equity.

Response: The Company’s share-based compensation to employees and non-employee directors is derived from both equity- and liability-classified awards which are accounted for pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Compensation - Stock Compensation.

Share-based compensation, as disclosed in the consolidated statements of cash flows for the year ended December 31, 2015 and the nine months ended September 30, 2016, reflects share-based compensation expense for both equity- and liability awards and excludes capitalized compensation amounts. In future filings, we will clearly specify that share-based compensation reported in the consolidated statements of cash flows reflects share-based compensation expense rather than total share-based compensation costs including capitalized compensation.

Pursuant to FASB ASC 230-10-45-18, Statement of Cash Flows, we present share-based compensation expense as an item reconciling net loss to net cash used in operating activities when applying the indirect method for presenting the consolidated statement of cash flows. We subsequently present the effects of deferral of past operating cash payments associated with liability awards as a change in operating assets and liabilities in determining net cash used in operating activities. Capitalized share-based compensation costs, to the degree settled in cash, are presented as part of net cash used in investing activities, and otherwise assessed for disclosure of material noncash investing activities pursuant to FASB ASC 230-10-50-3.

The consolidated statements of stockholders’ equity disclose share-based compensation associated with equity awards, including compensation capitalized, given recognition of compensation costs in stockholders’ equity.

A reconciliation of disclosed amounts is summarized below (in millions):

		Year Ended December 31,	Nine Months Ended September 30,
	Financial statement location	2015	2016
Total share-based compensation
Liability awards		$105.7	$61.1
Equity awards	Statements of Stockholders’ Equity	89.6	36.5
Subtotal	Notes	195.3	97.6
Capitalized share-based compensation	Notes	(22.9)	(12.5)
Total share-based compensation expense (1)	Notes/Statements of Cash Flows	$172.4	$85.1

(1)
As described in our response letter dated January 10, 2017, amounts disclosed in the consolidated statements of cash flows for the year ended December 31, 2015 exclude cash-settled liability awards recognized as share-based compensation expense.

Pursuant to disclosure requirements described in ASC 718-10-50-1 and -50-2, our consolidated financial statements separately disclose the grant of equity and liability instruments under multiple share-based payment arrangements to assist in understanding the Company’s use of share-based compensation.

Cheniere Energy, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2016

3.
We read your response to comment 9. It appears the impairment charge for the nine months ended September 30, 2016 was quantitatively material to income (loss) from operations and represented an unusual or infrequent event or transaction that materially affected the amount of reported income from continuing operations. As such, you should discuss the nature of the impairment charge and the facts and circumstances that resulted in your conclusion to record the amount in management’s discussion and analysis of financial condition and results of operations in future filings. Refer to Item 303(a)(3) of Regulation S-K.

Response: In future filings, the Company will disclose the nature of the impairment charge and the facts and circumstances that resulted in its conclusion to record the amount pursuant to Item 303(a)(3) of Regulation S-K. We will add language similar to the below to management’s discussion and analysis of financial condition and results of operations:

The impairment expense recognized during the year ended December 31, 2016 related to a corporate airplane that was written down to fair value based on market-based appraisals, and ultimately sold by the end of the year. The impairment was recognized due to the potential disposition of the airplane in connection with the Company having initiated organizational changes and the associated operational focus to implement a strategy for sustainable, long-term stockholder value creation through financially disciplined investment.

Very truly yours,

/s/ Michael J. Wortley

Michael J. Wortley
Executive Vice President and Chief Financial Officer
Cheniere Energy, Inc.

cc:	Sean Markowitz, Cheniere Energy, Inc.
George J. Vlahakos, Andrews Kurth Kenyon LLP
Meredith S. Mouer, Andrews Kurth Kenyon LLP

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